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[redacted]

13011573

UN
SECURITIES AND
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SEC
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MAR 15 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFS Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

254 Muñoz Rivera Ave., Lobby Level
(No. and Street)

San Juan (City) PR (State) 00918 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Zelma D Collazo (787) 777-2068
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

American International Plaza Suite 1100 (Address) San Juan (City) PR (State) 00918 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/26

OATH OR AFFIRMATION

I, Rafael Colón Ascar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OFS Securities, Inc, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Affidavit #56 Sworn and suscribed before me by Rafael Colón Ascar of legal age, married, executive and resident of San Juan, to me personally known, In San Juan, PR on this 13th of March of 2013

Signature

President
Title

CRISTINA M. MÉNDEZ GARCÍA ABOGADA-NOTARIA

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RECIBO
RECIBO
RECIBO

CRISTINA M. MÉNDEZ GARCÍA ABOGADA-NOTARIA

03/13/2013
$5.00
$5 Sello Asistencia Legal
50062-2013-0313-68186314

KPMG

OFS SECURITIES, INC.

(Formerly known as BBVA Securities of Puerto Rico, Inc.)
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Financial Statements and Supplemental Schedules

December 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

OFS SECURITIES, INC.
(Formerly known as BBVA Securities of Puerto Rico, Inc.)
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7
Schedules	
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934	18
Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934	20
Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to the Securities and Exchange Commission Rule 17a-5	21

KPMG

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

The Board of Directors
OFS Securities, Inc.
(Formerly known as BBVA Securities of Puerto Rico, Inc.):

We have audited the accompanying financial statements of OFS Securities, Inc., formerly known as BBVA Securities of Puerto Rico, Inc., (a wholly owned subsidiary of Oriental Financial Group Inc.) (the Company), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of the OFS Securities, Inc., formerly known as BBVA Securities of Puerto Rico, Inc., (a wholly owned subsidiary of Oriental Financial Group Inc.) as of December 31, 2012, and the results of its

KPMG

operations and its cash flows for the year then ended, in accordance with U.S. generally accepted accounting principles.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

March 14, 2013

Stamp No. E49445 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

OFS SECURITIES, INC.
(Formerly known as BBVA Securities of Puerto Rico, Inc.)
(A Wholly Owned Subsidiary of Oriental Financial Group, Inc.)

Statement of Financial Condition

December 31, 2012

Assets		
Cash and cash equivalents	$	6,946,735
Deposit with clearing broker – restricted		100,000
Accounts receivable		651,143
Prepaid expenses and other assets		227,480
Securities owned – at fair value		348,659
Employee loans		426,796
Deferred tax asset, net		357,464
Property and equipment, net of accumulated depreciation and amortization of $320,740		30,342
Total assets	$	9,088,619
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued liabilities	$	1,272,006
Total liabilities		1,272,006
Commitments and contingencies (note 11)		
Stockholder's equity:		
Common stock of $1 par value. Authorized, 1,000,000 shares; issued and outstanding, 805,000 shares		805,000
Additional paid-in capital		6,460,000
Retained earnings		551,613
Total stockholder's equity		7,816,613
Total liabilities and stockholder's equity	$	9,088,619

See accompanying notes to financial statements.

OFS SECURITIES, INC.
(Formerly known as BBVA Securities of Puerto Rico, Inc.)
(A Wholly Owned Subsidiary of Oriental Financial Group, Inc.)

Statement of Operations

Year ended December 31, 2012

Revenue:		
Principal transactions	$	3,659,611
Commissions		546,480
Interest and dividends		34,231
Investment banking		94,791
Trailer fees		122,177
Other income		145,154
Total revenue		4,602,444
Operating expenses:		
Employee compensation and benefits		3,118,149
Professional services		1,570,284
Occupancy		289,732
Municipal license tax		85,056
Brokerage, clearing and exchange		84,413
Communications		83,942
Other operating expenses		598,363
Total operating expenses		5,829,939
Loss before income tax benefit		(1,227,495)
Income tax benefit		(325,302)
Net loss	$	(902,193)

See accompanying notes to financial statements.

OFS SECURITIES, INC.
(Formerly known as BBVA Securities of Puerto Rico, Inc.)
(A Wholly Owned Subsidiary of Oriental Financial Group, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2012

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance – December 31, 2011	$	805,000	6,460,000	1,453,806	8,718,806
Net loss		—	—	(902,193)	(902,193)
Balance – December 31, 2012	$	805,000	6,460,000	551,613	7,816,613

See accompanying notes to financial statements.

OFS SECURITIES, INC.
(Formerly known as BBVA Securities of Puerto Rico, Inc.)
(A Wholly Owned Subsidiary of Oriental Financial Group, Inc.)

Statement of Cash Flows

Year ended December 31, 2012

Cash flows from operating activities:		
Net loss	$	(902,193)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization		16,429
Amortization of employee loans		204,964
Employee loan disbursements, net		(70,000)
Deferred income taxes		(357,464)
Changes in operating assets and liabilities:		
Accounts receivable		105,819
Securities owned – net		1,696,886
Prepaid expenses and other assets		78,481
Accounts payable and accrued liabilities		(71,726)
Net cash provided by operating activities		701,196
Cash flows from investing activity:		
Acquisition of property and equipment		(5,111)
Net increase in cash and cash equivalents		696,085
Cash and cash equivalents – beginning of year		6,250,650
Cash and cash equivalents – end of year	$	6,946,735
Supplemental disclosures of cash flow information:		
Income taxes paid	$	169,000

See accompanying notes to financial statements.

(1) Organization

OFS Securities, Inc., formerly known as BBVA Securities of Puerto Rico, Inc., (the Company), is a wholly owned subsidiary of Oriental Financial Group Inc. (the Group), and is incorporated under the laws of the Commonwealth of Puerto Rico. The Company is engaged in brokerage, underwriter syndicate and offerings, and financial advisory services in Puerto Rico and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation. The Company is approved as a registered broker-dealer pursuant to Section 15(c) of the Securities Exchange Act of 1934 and does not carry customer accounts, accordingly it is exempt from the Customer Protection Rule (Securities and Exchange Commission (SEC) Rule 15c3-3) pursuant to provision k(2)(ii) of such rule.

The Company was acquired by the Group on December 18, 2012. Push-down accounting was not applied at acquisition instead the carryover basis of accounting was used. Effective December 20, 2012, the Company changed its name from BBVA Securities of Puerto Rico, Inc. to OFS Securities, Inc.

The Company has a clearing agreement (the Agreement) with Pershing LLC. Pershing LLC is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC. Under the terms of the Agreement, Pershing LLC clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations if a customer of the Company defaults. The Company also maintains a minimum deposit of $100,000 with Pershing LLC as required by the Agreement.

(2) Summary of Significant Accounting Policies

The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles (GAAP). The following is a summary of the Company's most significant accounting policies:

(a) Basis of Presentation

The financial statements of the Company are prepared for the purpose of complying with statutory requirements of the Commonwealth of Puerto Rico, the SEC and the FINRA.

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies in the statement of financial condition and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the valuation accounts receivable, employee loans, securities owned, deferred tax asset, and accruals for claims and settlements.

(c) Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of three months or less. Cash equivalents include money market investments amounting to $6,556,923, carried at fair value. At December 31, 2012, money market investments carried by the Company are held with Pershing LLC, the Company's clearing broker.

(d) ***Securities Owned and Securities Transactions***

Security positions resulting from proprietary trading are reported at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 820-10, *Fair Value Measurement and Disclosures*. Fair value measurements and unrealized gains or losses resulting from marking these securities to fair value are included in current-period earnings within revenue from principal transactions.

Proprietary securities transactions in regular-way trades are recorded on a trade-date basis. Commission income and expenses resulting from customers' securities transactions are reported on a trade-date basis. Agency income is reported on a basis that approximates the trade-date basis.

Amounts receivable and payable for proprietary securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition. At December 31, 2012, there were no securities transactions that have not reached contractual settlement date.

(e) ***Employee Loans***

Employee loans are loans provided to certain employees of the Company as part of their contractual employment. These loans and interest therein are payable in a range from four to eight-year terms at each employee's anniversary date. The loans accrue interest at variable rates based on the London InterBank Offered Rate or prime rates, as specified in the employee loan agreements. If, at each employee's anniversary date, the employee is still employed by the Company, the Company is obligated to forgive an amount equal to the amount otherwise payable by the employee during the year, including principal and interest, at such date under the loan. Loan forgiveness is recognized as part of employee compensation and benefits and recognized by the Company on a ratably and systematic basis during the term of each loan. In the event that the employee leaves the Company prior to his/her last anniversary date on which the employee has the right to earn the outstanding principal amount of the loan as specified on their agreement, the employee shall be obligated to pay, on the date of termination, the outstanding principal amount of the loan, plus all of the interest accrued on the loan.

(f) ***Allowance for Bad Debts***

An allowance for bad debts is established to provide for probable credit losses inherent in receivables and loans as of the statement of financial condition date. The allowance for bad debts is established based upon management's assessment of probabilities of collection of receivables and employee loans. At December 31, 2012, the Company has determined that an allowance for bad debts is not necessary.

(g) ***Property and Equipment***

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is computed on a straight-line basis using estimated useful lives, which range from 3 to 10 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease, which is 10 years.

(Continued)

(h) Impairment of Long-Lived Assets

The Company periodically reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. There were no impairment indicators as of December 31, 2012.

(i) Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

(j) Advisory Fees

Revenues from advisory fees include fees earned from providing merger and acquisition and financial and restructuring services. Fees are recorded at the time the services are completed and the income is reasonably determinable. There were no revenues from advisory fees for the year ended December 31, 2012.

(k) Other Income

Other income is mainly composed of fees earned from acting as intermediary in the selling of Puerto Rico tax credits to customers. The tax credits are granted under certain provisions of the Puerto Rico Internal Revenue Code to individuals and private entities and can be sold, transferred or assigned.

(l) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(m) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on

the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty to reduce its exposure to potential losses.

(n) Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date;
- Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability; or
- Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04 *Fair Value Measurement and Disclosures* (FASB ASC Topic 820) – *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. The new standard does not extend the use of fair value but, rather, provides guidance about how fair value should be applied where it is already required or permitted under International Financial Reporting Standards (IFRS) or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. The ASU also requires additional disclosures for nonpublic entities to provide quantitative information about significant unobservable inputs used for all Level 3 measurements and a description of the valuation process used. The provisions of the ASU are effective for interim and annual reporting periods beginning after December 15, 2011. The adoption of ASU 2011-04 did not have a material impact on the Company's financial statements.

(o) Group of Related Entities

The Internal Revenue Code for a New Puerto Rico (the 2011 Code) requires that entities exceeding a predefined volume of business issue audited financial statements for filing with local taxing authorities. This predefined volume of business is determined in a "controlled group" basis, as defined in the 2011 Code. Among the requirements imposed by the 2011 Code, domestic entities that are part of a controlled group should file audited consolidated financial statements, including a consolidating schedule presenting the financial condition and results of operations of each entity comprising the controlled group. The Department of the Treasury of the Commonwealth of Puerto Rico recently issued Administrative Determination No. 11-13 to provide an alternative requirement

(Continued)

in lieu of filing the audited consolidated financial statements. Only for tax year 2012, entities required to file audited financial statements with its income tax return, may file stand-alone audited financial statements and, in lieu of providing audited consolidated financial statements, should disclose in the notes to the financial statements the names of the related entities engaged in active trade or business in Puerto Rico, as defined by the 2011 Code. The following related entities, as defined by the 2011 Code, are engaged in active trade or business within Puerto Rico:

- Oriental Financial Services Corp.,
- Oriental Bank and Trust,
- Oriental International Bank, Inc.,
- Oriental Insurance Inc.,
- Oriental Financial Group Inc.,
- EB Operating Number One, Inc., and
- Oriental Seguros, Inc.

(p) Recently Issued Accounting Pronouncements

In December 2011, the FASB issued ASU No. 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities*. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS. The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Company will implement the provisions of ASU 2011-11 as of January 1, 2013. The adoption of this guidance will not have a material effect on the Company's financial statements.

Other accounting standards that have been issued by FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations, or cash flows.

(3) Securities Owned

Securities owned as of December 31, 2012, carried at fair value, consist of Puerto Rico municipal bonds amounting to $246,525 and mutual funds amounting to $102,134.

(4) Employee Loans

Employee loans amounted to $426,796 at December 31, 2012. Loans granted during the year amounted to 70,000. Loan forgiveness during the year ended December 31, 2012 amounted to $204,964 and is included in employee compensation and benefits in the statement of operations.

(5) Property and Equipment

Property and equipment as of December 31, 2012, consists of the following:

	Useful life in years		
Furniture and fixtures	10	$	103,245
Electronic data processing equipment	3		130,129
Leasehold improvements	10		117,708
Total property and equipment			351,082
Less accumulated depreciation and amortization			(320,740)
Property and equipment – net		$	30,342

Depreciation and amortization expense for the year ended December 31, 2012, amounted to $16,429 and is included within occupancy expenses in the statement of operations.

(6) Related-Party Transactions

The Company is a member of a group of companies affiliated through common ownership and management. The Company has significant transactions with its affiliates at terms and conditions arranged by management of the affiliated group. Management and service fees paid to an affiliate during the year ended December 31, 2012 amounted to $82,800 and are included in other operating expenses in the statement of operations. Amounts due from affiliates included in the statement of financial condition as part of accounts receivable amount to approximately $21,000 at December 31, 2012. Cash deposited with an affiliate as of December 31, 2012 amounted to approximately $316,000.

During the year ended December 31, 2012, the Company participated in several municipal transactions with an affiliate and generated fees of approximately $137,000 and are included in commissions revenue in the statement of operations.

The Company leases several facilities where its administrative and sales offices are located from an affiliate. These month-to-month lease agreements are based on fixed and variable rent payments. Lease payments made by the Company to the affiliate for the year ended December 31, 2012, amounted to approximately $167,000. In addition, the Company was charged an allocation of approximately $87,000 by an affiliate for operating expenses related to the leased facilities.

(Continued)

(7) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (the Rule) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1). At December 31, 2012, based on the Rule, the Company had net capital of $5,876,980, which was $5,776,980 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio at December 31, 2012, was 0.22 to 1.

(8) Employees' Savings Plan

Through March 31, 2013, the Company's employees participate in the Banco Bilbao Vizcaya Argentaria Puerto Rico's savings plan. This savings plan is a defined contribution plan under Section 1165(e) of the Puerto Rico Treasury Department Internal Revenue Code (the Code), and is offered to all regular full-time employees who have one year of service. Under the provisions of the plan, participants may contribute to the plan from 1% to 10% of their compensation, as defined, and up to the maximum amount permitted by the Code. The Company matches 50% of the amount contributed by the employees up to a maximum of 4% of the employees' annual base compensation, as defined. In addition, the Company may make annual contributions to the plan based on its operating income as defined in the plan. The savings plan expense for the year ended December 31, 2012 amounted to approximately $9,600 and is included in employee compensation and benefits in the statement of operations.

(9) Income Taxes

The components of income tax benefit for the year ended December 31, 2012 are as follows:

Current income tax expense	$	32,162
Deferred income tax benefit		(357,464)
Total	$	(325,302)

The Company's income tax benefit differs from amounts computed by applying the applicable statutory rate to loss before taxes primarily due to permanent differences.

(Continued)

The components of the Company's deferred tax asset at December 31, 2012 are as follows:

Deferred tax assets:		
Accrual for claims and settlements	$	182,398
Net operating loss		179,927
		362,325
Deferred tax liability:		
Unrealized losses		4,861
Total deferred tax asset	$	357,464

The Company follows a two step approach for recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit including resolution of related appeals or litigation process, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. There are no uncertain tax positions recognized in the financial statements as of December 31, 2012.

The Company is potentially subject to income tax audits in the Commonwealth of Puerto Rico for its taxable years 2007 to 2012, until the applicable statute of limitations expire.

(10) Fair Value Disclosures

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC Subtopic 820-10. The Company's assets measured at fair value on a recurring basis as of December 31, 2012 are as follows:

		Assets measured at fair value			
		Level 1	Level 2	Level 3	Total
Municipal obligations	$	—	246,525	—	246,525
Closed-end funds		—	—	102,134	102,134
Total	$	—	246,525	102,134	348,659

(Continued)

The change in carrying values associated with Level 3 financial instruments for the year ended December 31, 2012, is as follows:

		Short-term corporate notes	Closed-end funds
Balance – December 31, 2011	$	402,000	103,107
Transfers into and/or out of level 3:			
Purchases		81,586,075	70,252,316
Sales		(82,531,285)	(71,796,872)
Gains (losses):			
Realized		543,210	1,548,810
Unrealized		—	(5,227)
Balance – December 31, 2012	$	—	102,134

The gains and losses due to changes in fair value of Level 3 assets, including both realized and unrealized, and included within principal transactions revenue, amounted to $2,086,793, for the year ended December 31, 2012. Moreover, the net unrealized gain related to Level 3 assets that are still held at December 31, 2012 amounted to $(5,227), and is also included in the statement of operations as part of revenue from principal transactions.

Some of the Company's financial assets and liabilities are not measured at fair value, but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include cash and cash equivalents, deposit with clearing broker, accounts receivable, and accounts payable and accrued liabilities. The carrying value of employee loans approximates fair value due to the variable-rate feature of the loans.

Following is a description of the Company's valuation methodologies used for financial instruments measured at fair value.

(a) ***Municipal Obligations***

The fair value for these securities is obtained from brokers/dealers that use a pricing methodology based on observable market inputs and quoted market prices for similar securities. Market inputs utilized in the pricing evaluation process include benchmark yields, reported trades, broker-dealers quotes, issuer spreads, two-sided markets, bid/offer price or spread, benchmark securities, LIBOR and, industry and economic events. The extent of the use of each market input depends on the security and the market conditions. Depending on the security, the priority of the use of inputs may change or some market inputs may not be relevant. These securities are classified as Level 2.

(b) Closed-End Funds

The fair values of these investments have been estimated using the net asset value per share of the investments. These investments can never be redeemed with the fund. Distributions from each fund will be received as the underlying investments of the funds are liquidated. Closed-end funds are categorized in Level 3 of the fair value hierarchy.

(11) Commitments and Contingencies

The Company and/or its service providers execute, settle, and finance customer, correspondent, and proprietary securities transactions in the normal course of business. These activities may expose the Company to off-balance-sheet risk arising from the potential that the customer or counterparty may fail to satisfy its obligations and the collateral will be insufficient. In this situation, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers and counterparties.

The Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates in the normal course of business. The Company also indemnifies clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the accompanying financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the accompanying financial statements for these indemnifications.

The Company is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company's financial condition or results of operations.

(12) Subsequent Events

The Company submitted an application to FINRA to merge with Oriental Securities Financial Corp., a registered broker-dealer and an affiliate by common ownership. The merger is currently pending FINRA's approval. The Company has evaluated subsequent events from the date of the statement of financial condition through March 14, 2013, the date at which the financial statements were available to be issued, and determined that there were no other items to disclose.

Schedule I

OFS SECURITIES, INC.
(Formerly known as BBVA Securities of Puerto Rico, Inc.)
(A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

Computation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934

December 31, 2012

Computation of Net Capital

Total stockholder's equity from statement of financial condition	$	7,816,613
Deduct stockholder's equity not allowable for net capital		—
Total stockholder's equity qualified for net capital		7,816,613
Add other deductions or allowable credits		—
Total capital and allowable subordinated liabilities		7,816,613
Deductions and/or charges:		
Total nonallowable assets		1,794,373
Capital charges for spot and commodity futures		—
Other deductions and/or charges		—
		(1,794,373)
Other additions and/or allowable credits		—
Net capital before haircuts on securities positions		6,022,240
Haircuts on securities:		
Contractual commitments		—
Subordinated debt		—
Exempt investment securities		14,122
Debt securities		—
Other securities		131,138
Undue concentration		—
Other		—
		(145,260)
Net capital	$	5,876,980

Computation of Basic Net Capital Requirement

Minimum net capital required (based on aggregate indebtedness) (15 to 1 ratio)	$	85,025
Minimum dollar requirement		100,000
Net capital requirement (greater of two amounts above)		100,000
Net capital		5,876,980
Excess net capital		5,776,980
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar requirement		5,749,779

Note: No material difference exists between the audited Computation of Net Capital and the corresponding schedules in the Company's unaudited December 31, 2012, Form X-17A-5, Part II-A filed on March 14, 2013.

(Continued)

OFS SECURITIES, INC.
(Formerly known as BBVA Securities of Puerto Rico, Inc.)
(A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

Computation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934

December 31, 2012

Computation of Aggregate Indebtedness

Aggregate indebtedness from statement of financial condition	$	1,272,006
Add:		
Draft for immediate credit		—
Market value of securities borrowed where no equivalent is paid or credited		—
Other		—
Total aggregate indebtedness	$	1,272,006
Ratio – aggregate indebtedness to net capital		0.22:1

Schedule of Nonallowable Assets

Cash	$	201
Receivables from broker-dealers and others		649,956
Prepaid expenses and other assets		227,480
Securities not readily marketable		102,134
Employee loans		426,796
Deferred tax asset, net		357,464
Property and equipment, net		30,342
Total nonallowable assets	$	1,794,373

See accompanying report of independent registered public accounting firm.

OFS SECURITIES, INC.
(Formerly known as BBVA Securities of Puerto Rico, Inc.)
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

Year ended December 31, 2012

The Company has a clearing agreement (the Agreement) with Pershing LLC (Pershing). Under the terms of the Agreement, Pershing LLC clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. In management's opinion, the Company has complied with the exemptive provisions under Rule 15c3-3 for the year ended December 31, 2012.

See accompanying report of independent registered public accounting firm.

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to the Securities and Exchange Commission Rule 17a-5

The Board of Directors
OFS Securities, Inc.
(Formerly Known as BBVA
Securities of Puerto Rico, Inc.):

In planning and performing our audit of the financial statements of OFS Securities, Inc., formerly known as BBVA Securities of Puerto Rico, Inc. (the Company) (a wholly owned subsidiary of Oriental Financial Group), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal controls that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 14, 2013

Stamp No. E49446 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
OFS Securities, Inc. (Formerly known as BBVA Securities of Puerto Rico, Inc.):

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by OFS Securities, Inc. (the Company) and the Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

KPMG

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

License No. 21
Expires December 1, 2013

March 14, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended DECEMBER 31 , 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048753 FINRA DEC
BBVA SECURITIES OF PUERTO RICO INC
LOBBY LEVEL
254 AVE MUNOZ RIVERA
SAN JUAN PR 00918-1900

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ZELMA D COLLAZO - (787)777-2068

2. A. General Assessment (item 2e from page 2) $4,581

 B. Less payment made with SIPC-6 filed (exclude interest) (4,103)
 07/30/2012
 Date Paid

 C. Less prior overpayment applied (0)

 D. Assessment balance due or (overpayment) 478

 E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

 F. Total assessment balance and interest due (or overpayment carried forward) $478

 G. PAID WITH THIS FORM:
 Check enclosed, payable to SIPC
 Total (must be same as F above) $478 (wire transfer)

 H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

NONE

NONE

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BBVA SECURITIES OF PUERTO RICO
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 27 day of FEBRUARY , 20 13 .

FINANCIAL AND OPERATIONS PRINCIPAL
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JANUARY 1, 2012 and ending DEC 31, 2012
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$4,602,445
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,091,103
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	84,632
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	236,242
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	1,357,966
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	2,769,943
2d. SIPC Net Operating Revenues	$1,832,502
2e. General Assessment @ .0025	$4,581

(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) Line 2a For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) Adjustments The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) Additions Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) Deductions Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. Interest on Assessments. If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope. If you would like to wire the assessment payment please fax a copy of the assessment form to (202)-371-6728 or e-mail a copy to form@sipc.org and request wire instructions.

From Section 16(9) of the Act:
The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:
The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):
The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:
For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC
CBOE	Chicago Board Options Exchange, Incorporated
CHX	Chicago Stock Exchange, Incorporated
FINRA	Financial Industry Regulatory Authority
NYSE, Arca, Inc.	
NASDAQ OMX PHLX	
SIPC	Securities Investor Protection Corporation